Exhibit 99.2

BAIJIAYUN GROUP LTD

2C, Block 2, Fuhuaqi Zhongguancun Software Park,

Haidian District, Beijing 100193

People’s Republic of China

January 18, 2023

Dear Shareholders:

You are cordially invited to attend the 2022 Annual General Meeting of Shareholders (the “2022 Annual General Meeting”) of Baijiayun Group Ltd to be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on February 20, 2023 at 10:00 a.m. (Beijing Time). The matters to be acted upon at the 2022 Annual General Meeting are set forth and described in the notice of the 2022 Annual General Meeting of shareholders and proxy statement which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the 2022 Annual General Meeting. Whether or not you expect to attend the 2022 Annual General Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the 2022 Annual General Meeting or adjourned 2022 Annual General Meeting in accordance with the third amended and restated memorandum of association and second amended and restated articles of association. You may, of course, attend the 2022 Annual General Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Gangjiang Li
Gangjiang Li
Chairman of the Board of Directors of the Company

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

BAIJIAYUN GROUP LTD

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 20, 2023

To the Shareholders of Baijiayun Group Ltd:

NOTICE IS HEREBY GIVEN that the 2022 Annual General Meeting of Shareholders (the “2022 Annual General Meeting”) of Baijiayun Group Ltd (“Baijiayun” or the “Company”) will be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on February 20, 2023 at 10:00 a.m. (Beijing Time), to consider and act upon the following matters:

1.	As an ordinary resolution, to re-elect each of Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin as a director of the Company in accordance with the third amended and restated memorandum of association and second amended and restated articles of association (the “Articles ”) of the Company;

2.	As an ordinary resolution, to approve and ratify the appointment of MaloneBailey, LLP (“MaloneBailey”) as the independent registered public accounting firm for the Company for the fiscal year ending June 30, 2023 and to authorize the board of directors (the “Board”) of the Company to fix its remuneration;

3	As an ordinary resolution, to transact such other business which may properly come before the 2022 Annual General Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the 2022 Annual General Meeting is contained in the accompanying proxy statement. This proxy statement is furnished in connection with the solicitation of proxies by the Board.

The close of business on January 18, 2023 has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the 2022 Annual General Meeting or any adjournments thereof (the "Record Date").

All shareholders registered on the register of members of the Company on the Record Date are cordially invited to attend the 2022 Annual General Meeting. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

The notice of the 2022 Annual General Meeting, proxy statement, and form of proxy will first be mailed to shareholders on or about January 18, 2023.

By Order of the Board of Directors,

/s/ Gangjiang Li
Gangjiang Li
Chairman of the Board
January 18, 2023

VOTING SECURITIES

Only holders of ordinary shares (the “Shares”) of the Company of record at the close of business on January 18, 2023, are entitled to attend and vote at the 2022 Annual General Meeting. On the Record Date, the Company had (1) 29,201,849 class A ordinary shares and (2) 54,583,957 class B ordinary shares, issued and outstanding and entitled to vote. For purposes of voting at the 2022 Annual General Meeting, each class A ordinary share is entitled to one (1) vote, and each class B ordinary share is entitled to fifteen (15) votes, upon all matters to be acted upon at the 2022 Annual General Meeting. Two shareholders entitled to vote and present at the 2022 Annual General Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) representing not less than 33 1/3% of the total outstanding voting shares in the Company shall constitute a quorum at the 2022 Annual General Meeting. The affirmative vote of a simple majority of the shareholders present and entitled to vote at the 2022 Annual General Meeting is required to approve the re-election of directors and the approval and ratification of the appointment of MaloneBailey as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023 as set out in the notice of the 2022 Annual General Meeting. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Under the Company’s Articles, the directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board. Any director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. On December 23, 2022, the Board approved the appointment of Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin to serve as the directors of the Company. As such, the Board has recommended Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin for re-election at the 2022 Annual General Meeting.

Upon their re-election, each of Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin will serve as a director of the Company until such director’s resignation, disqualification, or removal from office pursuant to the terms of such director’s service agreement with the Company and the Articles, or until his successor is elected in accordance with the Company’s Articles.

DIRECTORS

The directors of the Company are currently as follows:

Name	Age
Mr. Gangjiang Li (1)	47
Mr. Yi Ma (2)	43
Mr. Chun Liu(1)(3)	52
Mr. Erlu Lin (2)(3)	38
Mr. Lei Yan	41

(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Audit Committee.

Information about Directors

Set forth below is certain information with respect to Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin.

Mr. Gangjiang Li has served as the chairman of the Board and the Company’s chief executive officer since December 2022. Mr. Li the founder of BJY and has served as the chairman of the board of directors of BaiJiaYun Group Co., Ltd. (formerly known as Beijing Baijia Shilian Technology Limited) since its inception. Mr. Li has served as the chairman of Saimeite Technology Co. Ltd, an industrial intelligent manufacturing system supplier, since December 2020. From August 2014 to May 2017, Mr. Li served as the co-founder and chief technology officer at Gaotu Techedu Inc. (NYSE: GOTU) (formerly named as GSX Techedu Inc.), a Chinese online education platform that allows its users to search for courses related to various fields and subjects. Prior to that, he was the R&D head of Google China from April 2007 to October 2011 where he was responsible for AI research and development, as well as the R&D head of Intel China Ltd. Shanghai Branch from April 2003 to January 2007 where he focused on product design and development. In addition, Mr. Li served as an R&D engineer of Microsoft Group from July 2001 to March 2003, responsible for product research and development. Mr. Li received his bachelor’s degree and a master’s degree in computer science and technology in 1998 and 2000 respectively, both from Tsinghua University. He also received an EMBA degree from China Europe International Business School in 2019.

Mr. Yi Ma has served as the Company’s president and director since December 2022 and the chief executive officer at BaiJiaYun Group Co., Ltd. since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as an R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received a bachelor’s degree in material science from China University of Geoscience in 1999 and an EMBA degree from Tsinghua University in 2018.

Mr. Chun Liu has served as the Company’s independent director since December 2022. He has also served as an independent non-executive director of DL Holding Group Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Stock Limited (Stock Code: 1709) since April 2020. Mr. Liu also currently serves, and has served, as the senior vice president of Phoenix New Media Ltd, a company listed by way of American depositary shares on the New York Stock Exchange (NYSE: FENG) since 2018. In addition, Mr. Liu served as a director and the chief cultural officer of Zhongnanhong Cultural Group Co., Ltd., a company listed on the SME board of the Shenzhen Stock Exchange (002445.SZ), and the president of its subsidiary, Jiangsu Zhongnan Film Co., Ltd., from 2015 to 2018. Mr. Liu has served as an independent director of Vipshop Holding Limited, a company listed by way of American depositary shares on the New York Stock Exchange (NYSE: VIPS) since 2013. Prior to that, he was a vice president of Sohu.com Limited, a company listed by way of American depositary shares on the Nasdaq Stock Market (Nasdaq: SOHU) from 2011 to 2013. From 2000 to 2011, Mr. Liu worked at Phoenix Satellite Television Holdings Ltd, with his last position being the executive director of Phoenix Chinese TV. Mr. Liu also served as an executive producer of China Central Television from 1994 to 2000. He received a bachelor’s degree in Chinese from the Anhui Normal University in 1987 and a master’s degree in television media from the Communication University of China in 1994, as well as an EMBA degree from Cheung Kong Graduate School of Business in 2009.

Mr. Erlu Lin has served as the Company’s independent director since December 2022. He currently serves as a managing partner of Decent Capital, leading the management and investment business of the fund platform with a management scale of up to RMB 3 billion. Prior to Decent Capital, Mr. Lin was the vice president and director of Lalami Information Technology Company from March 2021 to August 2022, a Chinese beauty e-commerce company, where he led the IPO project. From 2013 to 2020, Mr. Lin served as a director of Forebright Capital (formerly the direct investment department of Everbright Holdings (0165.HK)), where his investment areas focused on technology and finance, and he invested in several post-IPO projects, including Ming Yuan Cloud (0909.HK). In addition, Mr. Lin served as an investment manager at Far East Horizon (3360.HK) for equity and bond investment work. Mr. Lin also worked as an investment analyst at Ernst & Young and D. E. Shaw Group from 2009 to 2011. Mr. Lin obtained a bachelor’s degree in statistics from Sun Yat-sen University in 2006 and a master’s degree in actuarial science from Hong Kong University in 2008, as well as an EMBA degree from China Europe International Business School in 2019.

Mr. Lei Yan has served as the Company’s director since December 2022. Mr. Yan served as the chief executive officer and chairman of the board of Fuwei Films (Holdings) Co. Ltd. from July 2020 to December 2022. Mr. Yan has been the president of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has served as the director and president of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. In addition, he has been the vice president of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan graduated from the Hubei University of Economics in 2003, where his major was accounting computerization. He also studied business management at the China University of Petroleum from 2008 to 2010 for his undergraduate course and business administration for his master’s course at Korea Daebul University in South Korea.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF EACH OF THE ABOVE NOMINEES AS A DIRECTOR OF THE COMPANY.

PROPOSAL 2

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 12, 2023, the Company appointed MaloneBailey as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. The appointment of MaloneBailey was made after a careful and thorough evaluation process, and was approved by the Board and the Audit Committee. MaloneBailey will replace Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as the Company’s independent auditor. The Company’s decision to change its auditor was not the result of any disagreement between the Company and Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company is working closely with Haoxin and MaloneBailey to ensure a seamless transition.

A representative of MaloneBailey is expected to be present at the 2022 Annual General Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE AND RATIFY THE APPOINTMENT OF MaloneBailey, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING JUNE 30, 2023 AND TO AUTHORIZE THE BOARD TO FIX ITS REMUNERATION.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in the Company’s disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this proxy statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at the Company’s request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. The Company has engaged American Stock Transfer & Trust Company to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. The Company may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

The Company is providing without charge to each person solicited by this proxy statement a copy of its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (which includes the financial statements of the Company’s predecessor, Fuwei Films (Holdings) Co. Ltd), but excluding the exhibits to Form 20-F. The Forms 20-F include a list of exhibits filed within, and the Company will furnish a copy of any such exhibit to any person who requests it upon the payment of the Company’s reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2022 ANNUAL GENERAL MEETING TO BE HELD ON FEBRUARY 20, 2023

The proxy statement, annual report to shareholders and related materials are available on the Company’s website https://investor.baijiayun.com/.

OTHER MATTERS

The management of the Company does not know of any matters other than those stated in this proxy statement that are to be presented for action at the 2022 Annual General Meeting. If any other matters should properly come before the 2022 Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

WHERE YOU CAN FIND MORE INFORMATION

The Company (including its predecessor Fuwei Films (Holdings) Co., Ltd.) files annual and current reports on Forms 20-F and 6-K, respectively, and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board,

/s/ Gangjiang Li
Gangjiang Li
Chairman of the Board
January 18, 2023

BAIJIAYUN GROUP LTD

PROXY FOR THE 2022 ANNUAL GENERAL MEETING

TO BE HELD ON FEBRUARY 20, 2022

The undersigned shareholder of Baijiayun Group Ltd, a Cayman Islands exempted company (the “Company”), holding ______________ [Class A /Class B] ordinary shares in the Company, hereby acknowledges receipt of the notice of 2022 annual general meeting of shareholders and proxy statement and hereby appoints Gangjiang Li as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the 2022 Annual General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on February 20, 2023, or at any adjournment thereof, and to vote, as designated below, all [Class A/Class B] ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

1. As an ordinary resolution, to re-elect the following individuals to serve as Directors of the Company:

(a) Gangjiang Li

☐ FOR	☐ AGAINST	☐ ABSTAIN

(b) Yi Ma

☐ FOR	☐ AGAINST	☐ ABSTAIN

(c) Chun Liu

☐ FOR	☐ AGAINST	☐ ABSTAIN

(d) Erlu Lin

☐ FOR	☐AGAINST	☐ ABSTAIN

A vote FOR the nominee includes discretionary authority to vote for a substitute nominee(s) if any nominee listed becomes unable or unwilling to serve.

2. To approve and ratify the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023 and to authorize the board of directors (the “Board”) of the Company to fix its remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To transact any other business as may properly be presented at the 2022 Annual General Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

I PLAN ON ATTENDING THE ANNUAL GENERAL MEETING	Yes	No

Signature of Shareholder	Date:

NOTE:

a)	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the 2022 Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

b)	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the 2022 Annual General Meeting unless revoked prior to the 2022 Annual General Meeting or the shareholder attends the 2022 Annual General Meeting in person or executes a specific proxy.

c)	Please sign exactly as your name or names appear on the register of members of the Company on this Proxy.

d)	When shares are held jointly, each holder should sign. If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

e)	When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

f)	A shareholder holding more than one share entitled to attend and vote at the 2022 Annual General Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

g)	Two shareholders entitled to vote and present at the 2022 Annual General Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) representing not less than 33 1/3% of the total outstanding voting shares in the Company shall constitute a quorum at the 2022 Annual General Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

BAIJIAYUN GROUP LTD

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 20, 2023

The undersigned hereby appoints Gangjiang Li as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent and vote for the undersigned in accordance with this proxy, at the 2022 Annual General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on February 20, 2023, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the 2022 Annual General Meeting.

(Continued and to be signed on the reverse side.)